Issuer Free Writing Prospectus, dated November 1, 2012
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-165679
333-165679-01

El Paso Pipeline Partners Operating Company, L.L.C.
Pricing Term Sheet

$475 Million 4.700% Senior Notes due 2042

Issuer:	El Paso Pipeline Partners Operating Company, L.L.C.

Guarantor:	El Paso Pipeline Partners, L.P.

Security Type:	Senior Unsecured Notes

Ratings: (Moody’s / S&P / Fitch)*	Ba1 (stable) / BBB- (stable) / BBB- (stable)

Pricing Date:	November 1, 2012

Settlement Date (T+5):	November 8, 2012

Maturity Date:	November 1, 2042

Principal Amount:	$475,000,000

Benchmark Treasury:	3.00% due May 15, 2042

Benchmark Price / Yield:	102-13+ / 2.878%

Spread to Benchmark Treasury:	+185 bps

Yield to Maturity:	4.728%

Coupon:	4.700%

Price to the Public:	99.555%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2013

Optional Redemption:

We may redeem all or a part of the notes at any time prior to May 1, 2042 at a price equal to the greater of 100% of the principal amount of the notes being redeemed and the sum of the present values of the remaining scheduled payments of principal and interest on such notes (not including any portion of any payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at Treasury + 35 basis points, plus, in each case, accrued and unpaid interest. At any time on or after May 1, 2042, we may also redeem all or a part of the notes at any time at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest.

CUSIP:	28370TAF6

ISIN:	US28370TAF66

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC RBS Securities, Inc. DNB Markets, Inc. Scotia Capital (USA) Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. ING Financial Markets LLC Mizuho Securities USA Inc. Natixis Securities Americas LLC SunTrust Robinson Humphrey, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated November 1, 2012. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Revised Capitalization Disclosure

In the As Adjusted column of the capitalization table on page S-9 of the preliminary prospectus supplement relating to the offering of the notes, Cash and cash equivalents is $67, Revolving credit facility is $0, Unamortized discount is $8, Total long-term debt and other financing obligations is $4,340, Total partners’ capital is $1,971 and Total capitalization is $6,311. (All $ amounts in millions)

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or dg.prospectus_requests@baml.com, RBC Capital Markets, LLC at (866) 375-6829 and RBS Securities Inc. at (866) 884-2071.